UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Cybex International, Inc.

(Name of the Issuer)

Cybex International, Inc. UM Holdings, Ltd. CYB Merger Corp. John Aglialoro Joan Carter

(Names of Persons Filing Statement)

Common stock, par value $0.10 per share

(Title of Class of Securities)

23252E 10 6

(CUSIP Number of Class of Securities)

Cybex International, Inc. 10 Trotter Drive Medway, MA 02053 (508) 533-4300	Mr. John Aglialoro UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lowenstein Sandler P.C. 65 Livingston Avenue Roseland, NJ 07068 Attn: Peter H. Ehrenberg, Esquire (973) 597-2500	Archer & Greiner, P.C. One Centennial Square 33 East Euclid Avenue Haddonfield, NJ 08033 Attn: James Carll, Esquire (856) 795-2121

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$22,947,001	$3,130

*	The filing fee of $3,130 was determined by multiplying .00013640 by the aggregate merger consideration of $22,947,001. The aggregate merger consideration was calculated based on the sum of (i) 8,699,381 outstanding shares of Common Stock as of November 5, 2012 to be acquired pursuant to the merger multiplied by the merger consideration of $2.55 per share and (ii) 510,125 shares of Common Stock underlying outstanding options and warrants as of November 5, 2012 to be cancelled pursuant to the merger multiplied by the merger consideration of $2.55 per share, minus the exercise price of such options or warrants.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,130

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Cybex International, Inc.

Date Filed: November 6, 2012

Introduction

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Cybex International, Inc. (the “Company”), a New York corporation and the issuer of the shares of Common Stock, par value $0.10 per share (the “Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) UM Holdings, Ltd. (“Parent”), a New Jersey corporation; (iii) CYB Merger Corp., a New York corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) John Aglialoro (“Mr. Aglialoro”), and (v) Joan Carter (“Ms. Carter”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 17, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, UM Holdings, Ltd., and Merger Sub. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under New York law as the surviving corporation in the Merger. Upon completion of the Merger, the Common Stock, other than shares owned by Parent, Mr. Aglialoro, and Ms. Carter, will be converted into the right to receive $2.55 per share in cash, without interest and less any required withholding taxes. Following completion of the Merger, the Common Stock will no longer be publicly traded, and holders (other than Parent, its subsidiaries and its stockholders) of the Common Stock that has been converted will cease to have any ownership interest in the Company.

Acting upon the recommendation of a special committee of the Company’s board of directors consisting solely of disinterested directors, the Company’s board of directors (other than Mr. Aglialoro, Ms. Carter and Arthur W. Hicks, Jr., an officer of the Company and Parent, each of whom abstained from voting on the Merger ) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, declared the same to be advisable and in the best interests of the Company and its public stockholders and recommended adoption of the Merger Agreement by the stockholders of the Company. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of holders of at least two/thirds of the outstanding shares of Common Stock of the Company and of a majority of the shares of Common Stock held by the Company’s public stockholders. For purposes of this Transaction Statement, the term “public stockholders” shall mean all of the stockholders of the Company other than Parent, Mr. Aglialoro and Ms. Carter.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information concerning the Company contained in this Schedule 13E-3 and the Proxy Statement was supplied by the Company and none of the other Filing Persons take responsibility for the accuracy of such information. Similarly, all information concerning each other Filing Person contained in this Schedule 13E-3 and the Proxy Statement has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2.	Subject Company Information

(a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Cybex International, Inc.

10 Trotter Drive

Medway, MA 02053

(508) 533-4300

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Notice and Quorum”

“The Special Meeting—Required Vote”

“Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Cybex Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Cybex Common Stock”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

“Market Price of Cybex Common Stock”

“Special Factors—Opinion of Duff and Phelps”

Mr. Curtis, appointed as a director in May 2012, has received as part of his compensation from the Company stock-based awards that represent the right to receive 16,667 shares of Common Stock subject to a 3-year vesting period with 1/3 vesting in May 2013, 1/3 in May 2014, and 1/3 in May 2015.

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Summary Term Sheet – The Parties to the Merger”

“The Parties to the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

Set forth below are the names, the present principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five–year employment history of each of the Filing Persons (other than the Company). During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen. Mr. Aglialoro is Chairman and Chief Executive Officer of the Company, Chairman of Parent, and President of Merger Sub. Ms. Carter is a director of the Company, Parent and Merger Sub and is President of Parent and Vice President of Merger Sub.

Name	Business Address	Employment History
UM Holdings, Ltd., a New Jersey corporation	56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	N/A

CYB Merger Corp., a New York corporation	56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	N/A

John Aglialoro, a natural person	UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	The Company’s Chairman of the Board since 1997 and CEO since 2000. The Chairman of Parent since 1982. President and a director of Merger Sub since 2012.

Joan Carter, a natural person	UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	Director of the Company since 1997. The President of Parent since 1986. Vice President and a director of Merger Sub since 2012.

(d) Tender Offer. Not applicable.

Item 4.	Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—Conditions to Completion of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

(b) Purchases. Not Applicable.

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Appraisal Rights”

“Summary Term Sheet – No Appraisal Rights”

“Special Factors – Absence of Right of Appraisal”

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by UM Holdings Group for the Merger”

“Special Factors— Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Annex A: Agreement and Plan of Merger”

(d) Conflicts of interest. Not applicable.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—General; The Merger”

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. Not applicable.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Deregistration of Cybex Common Stock”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Annex A: Agreement and Plan of Merger”

(d) Subject Company Negotiations. Not applicable.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons of by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors —Deregistration of Cybex Common Stock”

“Summary Term Sheet—Deregistration of Cybex Common Stock”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors— Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

“Annex A: Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction

(a)—(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Opinion of Duff & Phelps”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Opinion of Duff & Phelps”

The presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company is filed as Exhibit (c) (2) and is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date; Notice and Quorum”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—Conditions to Completion of the Merger”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Questions and Answers about the Special Meeting and the Merger”

(f) Other offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Opinion of Duff & Phelps”

“Where You Can Find More Information”

“Annex B: Opinion of Duff & Phelps”

The presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company is filed as Exhibit (c) (2) and is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Important Considerations-Financing”

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“Special Factors—Fees and Expenses”

“Proposal No. 1: The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. Not applicable.

Item 12.	The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting – Our Board’s Recommendation”

“The Special Meeting—Required Vote”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting – Our Board’s Recommendation”

Item 13.	Financial Statements

(a) Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summarized Financial Information”

“Where You Can Find More Information”

The audited financial statements set forth in Item 15 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2012 are incorporated herein by reference.

The ratio of earnings to fixed charges for each of the two years ending December 31, 2011 and for the quarterly period ended September 29, 2012 are set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference. The book value per share as of September 29, 2012 is set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference.

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or recommendations; Employees and corporate assets. The Company intends to utilize an outside proxy solicitation firm. However, no proxy solicitation firm has been identified as of the date hereof. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Special Meeting—Persons Making the Solicitation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

Item 15.	Additional Information

(b) No executive officer of any entity that is a filing person under this Schedule 13E-3 will receive any compensation, whether present, deferred or contingent, that is based upon or otherwise relates to this Schedule 13E-3 transaction.

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

11

Item 16.	Exhibits

(a) (1) Not applicable.

(a) (2)(i) Preliminary Proxy Statement of Cybex International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission) (the “Proxy Statement”).

(a) (2)(ii) Preliminary Form of Proxy Card (incorporated herein by reference to Annex C of the Proxy Statement).

(a) (2)(iii) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (2)(iv) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (3) Press Release dated October 17, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2012 and incorporated herein by reference).

(c) (1) Opinion, dated October 17, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company.

(d) (1) Agreement and Plan of Merger, dated as of October 17, 2012, between the Company, Parent and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Holders of Cybex Common Stock do not have appraisal rights in connection with the merger.

(g) None.

12

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 6, 2012

CYBEX INTERNATIONAL, INC.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

UM HOLDINGS, LTD.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

CYB MERGER CORP.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	President

/s/ John Aglialoro
JOHN AGLIALORO

/s/ Joan Carter
JOAN CARTER

13

Fairness Analysis
Presentation to the Special Committee of the Board of Directors of
Cybex International, Inc.
October 16, 2012
Confidential
The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us.
Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC.
Exhibit (c)(2)

2
Duff & Phelps Disclaimer
The following pages contain material that is being provided by Duff & Phelps, LLC (“Duff & Phelps”) to the Special Committee (the “Special
Committee”) of the Board of Directors (the “Board of Directors”) of Cybex International, Inc. (the “Company” or “Cybex”) in connection with the contemplated transaction described herein (the “Proposed Transaction”).
The accompanying material was compiled on a confidential basis for the sole use of the Special Committee and is not to be distributed to any other party or publicly disclosed without the written consent of Duff & Phelps.
The information utilized in preparing this presentation was obtained from the Company and public sources.  Any estimates and projections contained herein have been prepared by the senior management of the Company (“Management”) and involve numerous and significant subjective determinations, which may or may not prove to be correct.  No representation or warranty, expressed or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future.
Duff & Phelps did not attempt to independently verify such information.
These materials are not intended to represent an opinion but rather to serve as discussion materials for the Special Committee to review and as a basis upon which  Duff & Phelps may render an opinion.
An opinion i) would not address the merits of the underlying business decision of the Special Committee or the Board of Directors to enter into the
Proposed Transaction; ii) would not constitute a recommendation to the Special Committee, the Board of Directors or any committee thereof, the shareholders of the Company, respectively, or any other person as to how such person should vote or as to any other specific action that should be taken in connection with the Proposed Transaction; and iii) would not create any fiduciary duty on Duff & Phelps’ part to any party.
Because this material was prepared for use in the context of an oral presentation to the Special Committee, which is familiar with the business and affairs of the Company, Duff & Phelps does not take any responsibility for the accuracy or completeness of any of the material if used by persons other than the Special Committee.
No selected company or selected transaction used in our analysis is directly comparable to the Company or the Proposed Transaction.
Confidential

3
Table of Contents
1. Executive Summary
2. Trading Analysis
3. Valuation Analysis
Appendix
1. Selected Public Company Analysis
2. Premiums Paid Analysis
3. Assumptions, Qualifications, and Limiting Conditions
Confidential

Executive Summary 1.

5
Executive Summary
Purpose of Engagement
Cybex has engaged Duff & Phelps on behalf of, and to serve as an independent financial advisor to, the Special Committee of the Board of
Directors of the Company (solely in its capacity as such) and to provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, to the Public Stockholders (as defined in the Merger Agreement to which reference is made herein) of the Common Stock, par value $0.10 per share (the “Common Stock”), of the Company of the consideration to be received by such Public Shareholders in the Proposed Transaction described below (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).
Proposed Transaction
It is Duff & Phelps’ understanding that the Proposed Transaction involves the merger of a newly formed wholly-owned subsidiary of UM Holdings,
Ltd., a New Jersey corporation (“Parent”), with and into the Company, with the Company as the surviving corporation, pursuant to which each outstanding share of the Common Stock held by the Public Stockholders will be converted into the right to receive $2.55 per share in cash (the
“Per Share Merger Consideration”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement (as defined herein).
Confidential

6
Executive Summary
Transaction Overview
The enterprise value of the Company implied by the terms of the Proposed Transaction based on a preliminary, non-binding, oral offer of $2.55 per share are presented in the table below
Confidential
Proposed Transaction Summary
($ in thousands, except per share values)
Offer Price per Share $2.55
Common Shares Issued and Outstanding 17,143,050
Common Equity Value $43,715
Plus: Debt
1
21,286
Plus: Other Liabilities
2
1,780
Plus: Intrinsic Value of Options and Warrants 602
Plus: Working Capital Deficiency 4,595
Less: Excess Cash
1,3
(2,687)
Less: Present Value of NOL tax Asset (3,398)
Less: Non-Operating Assets
4
(394)
Implied Enterprise Value $65,498
Implied Multiples
LTM Sales
5
$144,614 0.45x
LTM EBITDA
5,6
$11,629 5.6x
2013 EBITDA
6
$13,333 4.9x
3-yr Average EBITDA
6
$8,697 7.5x
LTM EBITDA
5
$10,961 6.0x
2013 EBITDA $12,665 5.2x
8/12 Book Value $19,084 3.4x
LTM EPS
5,6
$0.14 18.7x
2012 EPS
6
$0.19 13.5x
3-yr Average EPS
6
$0.06 40.4x
Premium Over Current Stock Price
7
$1.34 90.3%
1
Per August 31, 2012 balance sheet including $114k of accrued interest
2
Includes an interest rate swap liability of $1.0M, property TIF liability of $0.4M and $0.4M present value of remaining production liability settlement payments
3
Cash and equivalents of $4.0M less customer deposits of $1.3M
4
Appraised value of vacant land per appraisal dated December 9, 2011 less transaction costs of $50 thousand
5
Latest twelve months as of June 30, 2012
6
Excludes public company costs
7
Price as of October 8, 2012

7
Executive Summary
Current Equity Capitalization Summary
The table below represents the ownership structure of the Company as of October 8, 2012
UM Holdings Ltd. together with its Co-Founders and Chief Financial Officer are the largest group of shareholders of the Company and together own 49.34% of the common stock of the Company
Capitalization Table
Common % of
Top 10 Institutional Holders Share Held Outstanding
Grace & White, Inc. 1,481,232 8.64%
Symphonia SGR 556,732 3.25%
Dimensional Fund Advisors LP 501,592 2.93%
U.S. Bankcorp Asset Management, Inc. 259,626 1.51%
Renaissance Technologies Corp. 220,200 1.28%
Bridgeway Capital Management 75,100 0.44%
Citizens Investment Management Services 75,000 0.44%
Veritable LP 65,000 0.38%
Spark Group 70,800 0.41%
The Glenmede Trust Company, N.A. 44,346 0.26%
Top 10 Institutional Holders 3,349,628 19.54%
Other Public Investors 5,159,126 30.09%
Total Public Float 8,508,754 49.63%
Common % of
Insider Holdings Share Held Outstanding
UM Holdings Ltd. 6,931,328 40.43%
Joan Carter 757,192 4.42%
John Aglialoro 755,149 4.40%
Jerry Lee 45,346 0.26%
James Carll 44,346 0.26%
Harvey Morgan 23,485 0.14%
Robert Smyth 23,256 0.14%
Art Curtis 16,667 0.10%
Arthur Hicks 15,346 0.09%
John McCarthy 10,518 0.06%
Edward Kurzontkowski 5,815 0.03%
Raymond Giannelli 5,698 0.03%
Edward Pryts 150 0.00%
Insider Holdings 8,634,296 50.37%
Total Common Shares Issued and Outstanding 17,143,050 100.00%
3 Month Average Daily Volume 16,180 0.09%
Source: CapitalIQ
Confidential

8
Executive Summary
Scope of Analysis
Reviewed the following documents:
– The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended 2007 through 2011 and the Company’s unaudited interim financial statements for the six months ended June 30, 2012 included in the Company’s Form 10-Q filed with the SEC;
– Unaudited financial information for the Company for the eight months ended on or around August 31, 2012;
– Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, provided to us by Management;
– A letter dated October 5, 2012 from Management which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company
(the “Management Representation Letter”); and
– Documents related to the Proposed Transaction, including the draft dated October 11, 2012 of the Agreement and Plan of Merger by and
among the Company, Cyb Merger Corp., a New York corporation and Parent (the “Merger Agreement”);
Discussed the information referred to above and the background and other elements of the Proposed Transaction with Management;
Reviewed the historical trading price and trading volume of the Company’s common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff &
Phelps deemed relevant; and
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.
Confidential
In connection with this report, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances.  Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this report included, but were not limited to, the items summarized below:

9
Executive Summary
Conclusion
Duff & Phelps estimated the enterprise value of the Company using a discounted cash flow analysis and selected public company / M&A transaction analysis
Duff & Phelps added the Company’s non-operating assets and subtracted net debt, other liabilities, and the fair market value of management options from enterprise value to estimate the value of the Company’s common stock
We then compared our concluded value range to the cash merger consideration of $2.55 per share
Valuation Summary
Confidential
$2.05 $2.30 $2.55 $2.80 $3.05 $3.30
Concluded Valuation Range
Selected Public Company / M&A
Transaction Analysis
Discounted Cash Flow Analysis
$2.40
$3.16
$2.44
$2.78
$2.61 $2.31
$2.21
$2.94
$2.71
$2.55/share Proposed Transaction Price

Trading Analysis 2.

Trading Analysis
Common Stock Overview
Cybex - Common Stock Overview
Stock Price as of October 8, 2012 $1.34
52-Week Average Closing Price $1.43
52-Week High Closing Price (4/19/2012) $2.97
52-Week Low Closing Price (12/28/2011) $0.40
104-Week Average Closing Price $1.15
104-Week High Closing Price (4/19/2012) $2.97
104-Week Low Closing Price (12/28/2011) $0.40
Total Shares Outstanding 17,143,050
Public Float Shares 8,508,754
Public Float % 49.6%
52-Week Average Trading Volume 60,199
52-Week Average Trading Volume / Public Float 0.7%
104-Week Average Trading Volume 52,456
104-Week Average Trading Volume / Public Float 0.6%
Source: Bloomberg, SEC Filings, and Capital IQ
Confidential
As of August 6, 2012, Cybex had 17,143,050 shares of common stock outstanding.
Shares of Cybex common stock trade on the NASDAQ Global Market stock exchange.
Cybex is covered by one analyst - Sidoti & Company, LLC.

Share Price
Volume (thousands)
10/8/07
2/8/08
6/8/08
10/8/08
2/8/09
6/8/09
10/8/09
2/8/10
6/8/10
10/8/10
2/8/11
6/8/11
10/8/11
2/8/12
6/8/12
10/8/12

DUFF & PHELPS

Trading Analysis
5-Year Stock Price Trading History
Confidential
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
$0.00
$1.00
$2.00
$3.00
$4.00
$5.00
$6.00
Volume Cybex Stock Price
February 6, 2012
Reached a settlement in litigation, Barnhard vs
Cybex. Pursuant to the settlement, Cybex will
pay to the plaintiff, net of insurance,
approximately $19.5 million
December 8, 2010
Reported that a $66 million jury verdict
has been rendered in the product liability
litigation, Barnhard versus Cybex
Cybex - Trading History
October 8, 2007 to October 8, 2012

Share Price
Volume (thousands)
10/8/11
11/8/11
12/8/11
1/8/12
2/8/12
3/8/12
4/8/12
5/8/12
6/8/12
7/8/12
8/8/12
9/8/12
10/8/12

DUFF & PHELPS

Trading Analysis
Confidential
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
Volume Cybex Stock Price
April 20, 2012
Reported net sales of $37 million versus $31
million the prior year but issued lower guidance
for the second quarter
February 6, 2012
Reached a settlement in litigation, Barnhard vs
Cybex. Pursuant to the settlement, Cybex will
pay to the plaintiff, net of insurance,
approximately $19.5 million
July 24, 2012
Reported net sales of $31 million versus $33
million the prior year
Cybex - Trading History
October 8, 2011 to October 8, 2012
1-Year Stock Price Trading History

Share Price
Volume (thousands)
7/8/12
7/15/12
7/22/12
7/29/12
8/5/12
8/12/12
8/19/12
8/26/12
9/2/12
9/9/12
9/16/12
9/23/12
9/30/12
10/7/12

DUFF & PHELPS

Trading Analysis
Confidential
0
100
200
300
400
500
600
700
800
$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
$1.80
$2.00
Volume Cybex Stock Price
July 24, 2012
Reported net sales of $31 million versus $33
million the prior year
Cybex - Trading History
July 8, 2012 to October 8, 2012
3-Month Stock Price Trading History

Valuation Analysis 3.

Valuation Analysis
Methodologies
Discounted Cash Flow Analysis
– Duff & Phelps considered financial projections as provided by Management for the years ending December 31, 2012-2016
– Duff & Phelps performed a discounted cash flow analysis of the projected free cash flows of the Company
– Free cash flow is defined as cash generated by the business that is available to either reinvest or to distribute to security holders
– Projected free cash flows are discounted to the present using a discount rate which reflects their relative risk
– The discount rate is equivalent to the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles
– Beyond the projection period, Duff & Phelps estimated the “terminal value” using a perpetuity formula
Market Multiples Analysis
– Duff & Phelps reviewed the current trading multiples of publicly traded companies in the leisure equipment and products industry that were determined to be relevant in its analysis
– Analyzed the peer group’s trading multiples of enterprise value (“EV”) to their respective EBITDA and revenue. EV is calculated as the sum of the equity capitalization (shares outstanding multiplied by the current stock price) and net indebtedness
– Reviewed deal multiples of M&A transactions involving target companies in the leisure equipment and products industry
Confidential

Valuation Analysis
Historical Financial Performance
Presented as reported including public company costs
Confidential
Historical Financial Performance
($ in thousands)
2003A 2004A 2005A 2006A 2007A 2008A 2009A 2010A 2011A 6/12 LTM 8/12 LTM 3yr CAGR 5yr CAGR
Total Sales $90,480 $103,421 $114,646 $126,924 $146,503 $147,929 $120,474 $122,961 $140,130 $144,614 $144,173 (1.8%) 2.0%
Growth 14.3% 10.9% 10.7% 15.4% 1.0% -18.6% 2.1% 14.0% 8.9% NA
Gross Profit
1
$33,751 $40,369 $43,861 $48,955 $53,548 $51,527 $39,782 $48,107 $53,529 $52,516 $52,030
Margin 37.3% 39.0% 38.3% 38.6% 36.6% 34.8% 33.0% 39.1% 38.2% 36.3% 36.1%
EBITDA
2
$5,502 $10,585 $10,981 $13,178 $12,501 $10,722 $3,719 $7,431 $12,937 $10,961 $10,610 6.5% (0.4%)
Margin 6.1% 10.2% 9.6% 10.4% 8.5% 7.2% 3.1% 6.0% 9.2% 7.6% 7.4%
Growth 92.4% 3.7% 20.0% -5.1% -14.2% -65.3% 99.8% 74.1% 8.0% NA
Net Income
2
($1,761) $3,225 $61 $20,054 $9,754 $2,159 ($2,437) $420 $4,087 $1,947 $2,226
Margin -1.9% 3.1% 0.1% 15.8% 6.7% 1.5% -2.0% 0.3% 2.9% 1.3% 1.5%
Earnings Per Share
2
($0.23) $0.24 $0.00 $1.18 $0.55 $0.16 ($0.14) $0.02 $0.24 $0.11 $0.13 14.5% (27.3%)
Capital Expenditures $572 $2,147 $4,220 $4,151 $24,947 $7,436 $613 $2,240 $3,073 $3,590 NA
as % of Sales 0.6% 2.1% 3.7% 3.3% 17.0% 5.0% 0.5% 1.8% 2.2% 2.5% NA
Net Working Capital $18,471 $13,473 $16,648 $18,558 $16,671 $14,964
as % of Sales 12.5% 11.2% 13.5% 13.2% 11.5% 10.4%
1
Excludes depreciation and amortization
2
Excludes one-time costs associated with product liability defense and settlement
Source: Audited financials and Management

Valuation Analysis
Historical Financial Performance YTD June
Presented as reported including public company costs
Confidential
YTD Historical Financial Performance
($ in thousands)
YTD Jun '10 YTD Jun '11 YTD Jun '12 YTD Aug '11 YTD Aug '12 LTM Jun '11 LTM Aug '12
Total Sales $53,788 $63,575 $68,059 $82,966 $87,009 $144,614 $144,173
Growth 18.2% 7.1% 4.9% 8.9%
EBITDA
1
$1,520 $4,236 $2,259 $5,326 $2,998 $10,961 $10,610
Margin 2.8% 6.7% 3.3% 6.4% 3.4% 7.6% 7.4%
Growth 178.7% -46.7% -43.7% 8.0% NA
Net Income
1
($1,109) $1,467 ($674) $915 ($946) $1,947 $2,226
Margin -2.1% 2.3% -1.0% 1.1% NM 1.3% 1.5%
Earnings Per Share
1
($0.06) $0.09 ($0.04) $0.05 ($0.06) $0.11 $0.13
1
Excludes one-time costs associated with product liability defense and settlement
Source: Audited financials and Management

Valuation Analysis
Financial Performance Summary
Presented as reported including public company costs
Source: Management, SEC Filings
Confidential
$90.5 $103.4 $114.6 $126.9 $146.5 $147.9 $120.5 $123.0 $140.1 $144.6 $144.2
$5.5
$10.6
$11.0
$13.2
$12.5
$10.7
$3.7
$7.4
$12.9
$11.0
$10.6
$0
$2
$4
$6
$8
$10
$12
$14
$16
$18
$20
$0
$20
$40
$60
$80
$100
$120
$140
2003A 2004A 2005A 2006A 2007A 2008A 2009A 2010A 2011A 6/12 LTM 8/12 LTM
Historical Sales and EBITDA
($ in millions)

Valuation Analysis
Discounted Cash Flow Analysis
Duff & Phelps considered financial projections as provided by Management for the years ending December 31, 2012-2016
The following assumptions were used in the discounted cash flow analysis:
– Revenue growth of 3.5% in 2012 trending down to 3.0% growth by 2016 and remaining at 3.0% through 2021
– EBITDA margin increases from 8.0% in 2012 to 10.5% by 2016 as a result of leveraging the Company’s relatively fixed cost structure over increasing revenues
– Capital expenditures average 2.4% of revenues over the projection period ending 2021
– Beyond the projection period, Duff & Phelps estimated the “terminal value” using a perpetuity formula and assuming a 3.0% terminal growth rate
– Duff & Phelps discounted the resulting free cash flows and terminal value using a weighted average cost of capital range of 12.75% to 14.25%
with a midpoint of 13.50%
Confidential

Valuation Analysis
Discounted Cash Flow Summary
Confidential
Discounted Cash Flow Analysis
($ in thousands)
Management Projections
8/12 LTM 2012P 2013P 2014P 2015P 2016P 2021P CAGR
Sales $144,614 $145,000 $150,000 $155,000 $160,000 $164,800 $191,048 3.1%
Growth NA 3.5% 3.4% 3.3% 3.2% 3.0% 3.0%
EBITDA
1
11,278 11,668 13,333 14,044 15,912 17,357 20,015 4.5%
EBITDA Margin 7.8% 8.0% 8.9% 9.1% 9.9% 10.5% 10.5%
4 months
Earnings Before Interest and Taxes
2 $7,361 $10,988 $11,127 $12,424 $13,298 $15,779
Pro Forma Taxes @ 41.7% (3,070) (4,582) (4,640) (5,181) (5,545) (6,580)
Net Operating Profit After Tax 4,292 6,406 6,487 7,243 7,753 9,199
Tax Depreciation 863 2,345 2,917 3,488 4,059 4,237
Capital Expenditures
(416) (4,000) (4,000) (4,000) (4,000) (4,662)
(Increase) Decrease in Working Capital
3
(123) (1,309) (208) (626) (583) (752)
Free Cash Flow $4,615 $3,442 $5,196 $6,105 $7,229 $8,023
Terminal Growth Rate 3.00% 3.00% 3.00%
Weighted Average Cost of Capital 14.25% 13.50% 12.75%
$59,750 $63,750 $68,500
Implied Enterprise Value Multiples
LTM Sales
1,4
$144,614 0.41x 0.44x 0.47x
LTM EBITDA
1,4
$11,629 5.1x 5.5x 5.9x
2012 EBITDA
1
$11,668 5.1x 5.5x 5.9x
2013 EBITDA
1
$13,333 4.5x 4.8x 5.1x
LTM EBIT
1,4
$7,034 8.5x 9.1x 9.7x
2012 EBIT
1
$6,970 8.6x 9.1x 9.8x
2013 EBIT
1
$8,020 7.5x 7.9x 8.5x
1
Excludes forecasted public company costs
2
EBITDA less tax depreciation expense
3
Based on normalized August 31, 2012 working capital
4
Latest twelve months as of June 30, 2012
Concluded Enterprise Value Range (Rounded)

Valuation Analysis
Selected Public Company Analysis
Duff & Phelps reviewed the current trading multiples of thirteen publicly traded companies split into two groups that were determined to be relevant in its analysis
– Eight companies are in the leisure equipment and products industry
– Five companies in the office and capital equipment manufacturing industry due to the similarities to Cybex in costs/margins as well as customer purchasing habits.
Analyzed the LTM and projected revenue and EBITDA for each of the publicly traded companies.
Analyzed the peer group’s trading multiples of enterprise value (“EV”) to their respective EBITDA and revenue.
Selected M&A Transaction Analysis
Duff & Phelps selected merger and acquisition transactions involving target companies that Duff & Phelps determined to be relevant to its analysis. Duff & Phelps computed the LTM EBITDA for each of the target companies (where publicly disclosed). Duff & Phelps then calculated the implied enterprise value for each transaction to the target’s respective revenue and EBITDA.
Duff & Phelps selected sixteen precedent transactions.
Selected Public Company / M&A Transaction Analysis
Duff & Phelps analyzed a number of factors in comparing the Company to the selected public companies and the targets in the selected M&A transactions, including historical and forecasted growth in sales and profits, profit margins and other characteristics that we deemed relevant.
Rather than applying the average or median multiple from the public company set, Duff & Phelps selected multiples that reflect the Company’s size, growth outlook, profit margins, sales mix, and other characteristics relative to the group.
Confidential
Based on our review of publicly available information, none of the companies utilized for comparative purposes in the following analysis are directly comparable to the Company, and none of the transactions utilized for comparative purposes in the following analysis are directly comparable to the
Proposed Transaction. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes.
Accordingly, a complete valuation analysis of the Company and the Proposed Transaction cannot rely solely upon a quantitative review of the selected companies and selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. For example, the Company is not directly comparable to the Selected Public Companies and target companies in the Selected M&A Transactions
Analysis given certain characteristics including the Company’s small size, its geographic concentration, customer concentration, and recent performance declines. Therefore, the Selected Public Companies / Selected M&A Transactions Analysis is subject to certain limitations.`

Valuation Analysis
Selected Public Company Analysis – Financial Performance Summary
Confidential
Selected Public Company Analysis
Company Information Revenue Growth EBITDA Growth EPS Growth EBITDA Margin EBIT Margin
Gross Margin¹
Company Name
3-YR
CAGR
LTM 2012 2013
3-YR
CAGR
LTM 2012 2013
3-YR
CAGR
LTM 2012 2013 LTM 2012 2013 LTM 2012 2013
3 - Yr
Avg.
LTM
Tier 1
Accell Group NV
NA   NA   NA   10.3% NA   NA   NA   18.9% NA   NA   NA   8.6% NA   6.7% 7.2% NA   5.7% 6.1% NA   NA
Amer Sports Corp.
6.1% 8.0% 7.2% 5.6 18.1% 1.6% 1.3% 17.0 39.4% 1.2% -0.1% 29.6 8.6% 8.6 9.5 6.6% 6.7 7.7 42.2% 43.8%
Brunswick Corporation
-7.3 2.2 2.2 6.6 8.0 14.6 8.5 19.1 NM   NM   51.1 17.2 8.5 9.1 10.1 5.9 6.6 7.8 18.6 23.7
Callaway Golf Co.
-7.4 -3.0 -4.1 2.9 NM   NM   NM   NM   NM   NM   NM   NM   0.0 -1.6 6.1 -4.3 -6.1 1.4 37.8 36.4
Escalade Inc.
-3.3 7.3 NA   NA   NM   8.7 NA   NA   NM   15.1 NA   NA   9.8 NA   NA   6.7 NA   NA   30.3 30.2
Johnson Health Tech Co., Ltd.
4.2 16.4 16.5 13.9 40.3 21.4 26.7 20.5 NM   -11.0 33.6 24.7 9.4 10.9 11.6 6.1 7.9 8.2 45.6 45.7
Johnson Outdoors Inc.
-1.1 2.4 NA   NA   19.9 10.2 NA   NA   NM   225.9 -69.4 50.5 7.4 NA   NA   4.9 NA   NA   39.1 39.7
Nautilus Inc.
-14.0 7.4 5.1 8.9 22.5 NM   54.2 42.7 NM   NM   212.5 42.0 5.3 6.0 7.9 3.6 3.8 5.7 46.7 44.0
Mean -3.3% 5.8% 5.4% 8.0% 21.7% 11.3% 22.7% 23.6% 39.4% 57.8% 45.6% 28.8% 7.0% 6.6% 8.7% 4.2% 4.1% 6.1% 37.2% 37.7%
Median -3.3% 7.3% 5.1% 7.8% 19.9% 10.2% 17.6% 19.1% 39.4% 8.2% 33.6% 27.1% 8.5% 7.6% 8.7% 5.9% 6.1% 6.9% 39.1% 39.7%
Tier 2
Herman Miller Inc.
1.9% -0.6% 4.5% 6.6% -2.2% -1.9% 3.0% 19.6% -4.9% -8.8% 12.9% 25.1% 10.1% 10.3% 11.6% 7.9% 8.2% 9.6% 33.1% 34.2%
John Bean Technologies Corporation
-2.4 -3.8 -0.4 3.9 -4.0 -17.6 5.4 6.8 -6.7 -23.4 8.5 7.1 8.9 9.7 10.0 6.3 7.2 7.6 25.9 24.6
Knoll Inc.
-6.3 -2.3 -3.1 7.2 -13.8 -7.2 -6.8 15.9 -13.9 27.7 -7.3 17.1 11.3 11.4 12.4 9.5 10.0 10.7 33.0 32.6
Standex International Corp.
1.5 9.2 12.7 7.0 13.9 10.3 15.8 11.8 40.5 18.3 2.7 14.3 11.8 12.1 12.7 9.7 9.8 10.5 32.5 32.9
Steelcase Inc.
-4.8 7.4 3.7 5.7 -2.7 6.6 14.6 22.4 11.3 23.3 34.6 31.8 6.9 7.4 8.6 4.9 5.5 6.8 30.1 30.5
Mean
-2.0% 2.0% 3.5% 6.1% -1.8% -2.0% 6.4% 15.3% 5.2% 7.4% 10.2% 19.1% 9.8% 10.2% 11.0% 7.7% 8.1% 9.0% 30.9% 30.9%
Median -2.4% -0.6% 3.7% 6.6% -2.7% -1.9% 5.4% 15.9% -4.9% 18.3% 8.5% 17.1% 10.1% 10.3% 11.6% 7.9% 8.2% 9.6% 32.5% 32.6%
Aggregate High 6.1% 16.4% 16.5% 13.9% 40.3% 21.4% 54.2% 42.7% 40.5% 225.9% 212.5% 50.5% 11.8% 12.1% 12.7% 9.7% 10.0% 10.7% 46.7% 45.7%
Aggregate Low -14.0% -3.8% -4.1% 2.9% -13.8% -17.6% -6.8% 6.8% -13.9% -23.4% -69.4% 7.1% 0.0% -1.6% 6.1% -4.3% -6.1% 1.4% 18.6% 23.7%
Aggregate Mean -2.7% 4.2% 4.4% 7.1% 10.0% 4.7% 13.6% 19.5% 10.9% 29.8% 27.9% 24.4% 8.2% 8.2% 9.8% 5.7% 5.9% 7.5% 34.6% 34.9%
Aggregate Median -2.9% 4.9% 4.1% 6.6% 10.9% 7.7% 8.5% 19.0% 3.2% 15.1% 10.7% 24.7% 8.8% 9.1% 10.0% 6.2% 6.7% 7.7% 33.1% 33.5%
Cybex - Mgmt Forecast -1.8% 8.9% 3.5% 3.4% 6.1% 7.5% -14.2% 14.3% 16.0% NA   -29.8% 26.5% 8.0% 8.0% 8.9% 4.9% 4.8% 5.3% 34.0% 33.9%
Note: Cybex historical performance and management forecast excludes public company costs; LTM for Cybex as of 6/30/2012
1
Gross Margin includes depreciation
LTM = Latest Twelve Months
CAGR = Compounded Annual Growth Rate
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT = Earnings Before Interest and Taxes
Source: Bloomberg, Capital IQ, Company filings
October 8, 2012

Valuation Analysis
Selected Public Company Analysis – Valuation Multiples Summary
Selected Public Company Analysis
($ in millions, except per share data)
Company Information Market Data Common Stock as a Multiple of Enterprise Value As Multiple Of
Company Name
Stock
Price
% of 52-
Wk High
Enterprise
Value
Book
Value
Tang.
BV
LTM
EPS
2012
EPS
3-Yr Avg.
EBITDA
LTM
EBITDA
2012
EBITDA
2013
EBITDA
LTM
EBIT
2012
EBIT
LTM
Revenue
2012
Revenue
Tier 1
Accell Group NV
$16.86 71.8% $606 1.2x 2.0x NA  9.3x NA  NA  8.9x 7.5x NA  10.5x NA  0.60x
Amer Sports Corp.
13.32 94.8 2,172 1.7 5.7 15.5x 14.5 12.6x 10.0x 9.6 8.2 12.9x 12.4 0.85x 0.83
Brunswick Corporation
23.60 87.3 2,297 NM  NM  17.9 14.8 24.0 7.2 6.6 5.6 10.5 9.1 0.62 0.60
Callaway Golf Co.
6.38 87.9 445 0.8 1.0 NM  NM  22.2 NM  NM  8.4 NM  NM  0.50 0.52
Escalade Inc.
5.37 89.1 77 0.8 1.4 10.1 NA  6.9 5.7 NA  NA  8.3 NA  0.56 NA
Johnson Health Tech Co., Ltd.
2.57 79.1 560 2.9 3.2 23.4 14.3 16.6 12.1 9.4 7.8 18.5 13.1 1.13 1.03
Johnson Outdoors Inc.
21.34 98.1 196 1.2 1.4 6.6 19.6 9.0 6.3 NA  NA  9.7 7.8 0.47 NA
Nautilus Inc.
2.83 79.3 71 2.5 5.4 15.3 11.3 35.3 7.1 6.2 4.4 10.6 9.9 0.38 0.38
Mean 85.9% $803 1.6x 2.9x 14.8x 14.0x 18.1x 8.1x 8.2x 7.0x 11.7x 10.5x 0.64x 0.66x
Median
87.6% $503 1.2x 2.0x 15.4x 14.4x 16.6x 7.2x 8.9x 7.7x 10.5x 10.2x 0.56x 0.60x
Tier 2
Herman Miller Inc.
$20.03 85.1% $1,232 4.3x 11.1x 15.8x 13.2x 8.1x 7.1x 6.6x 5.5x 9.1x 8.3x 0.72x 0.68x
John Bean Technologies Corporation
16.00 88.7 575 3.8 14.6 12.8 13.0 3.8 7.0 6.2 5.8 9.9 8.4 0.62 0.60
Knoll Inc.
14.46 83.4 882 4.1 NM  NA  19.2 10.0 8.8 8.6 7.5 10.5 9.9 1.00 0.99
Standex International Corp.
45.50 98.1 582 1.9 4.7 15.0 13.4 5.2 7.8 6.7 6.0 9.5 8.3 0.92 0.81
Steelcase Inc.
10.32 97.7 1,429 NA  2.6 NA  NA  20.9 7.3 6.8 5.5 10.2 9.1 0.51 0.50
Mean 90.6% $940 3.5x 8.2x 14.5x 14.7x 9.6x 7.6x 7.0x 6.1x 9.8x 8.8x 0.75x 0.72x
Median 88.7% $882 4.0x 7.9x 15.0x 13.3x 8.1x 7.3x 6.7x 5.8x 9.9x 8.4x 0.72x 0.68x
Aggregate High 98.1% $2,297 4.3x 14.6x 23.4x 19.6x 35.3x 12.1x 9.6x 8.4x 18.5x 13.1x 1.13x 1.03x
Aggregate Low
71.8% $71 0.8x 1.0x 6.6x 9.3x 3.8x 5.7x 6.2x 4.4x 8.3x 7.8x 0.38x 0.38x
Aggregate Mean 87.7% $856 2.3x 4.8x 14.7x 14.3x 14.5x 7.9x 7.6x 6.6x 10.9x 9.7x 0.69x 0.69x
Aggregate Median 87.9% $582 1.9x 3.2x 15.3x 13.9x 11.3x 7.2x 6.7x 6.0x 10.2x 9.1x 0.62x 0.60x
Cybex - Mgmt Forecast $1.34 45.1% $42 1.2x 1.2x 6.6x 7.1x 4.8x 3.6x 3.6x 3.1x 6.0x 6.0x 0.29x 0.29x
Note: Cybex historical performance and management forecast excludes public company costs; LTM for Cybex as of 6/30/2012
LTM = Latest Twelve Months
Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Minority Interest) - (Cash & Equivalents)
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT = Earnings Before Interest and Taxes
Source: Bloomberg, Capital IQ, Company filings
October 8, 2012
Confidential

Valuation Analysis
Selected M&A Transaction Analysis
Duff & Phelps identified the following M&A transactions in the leisure equipment and products industry.
Though reviewed, Duff & Phelps did not deem any of the selected M&A transaction relevant to its analysis.
Confidential
Selected M&A Transactions
($ in millions)
Date Target Buyer Business Description - Target
Enterprise
Value
LTM
Revenue
LTM
EBITDA
EBITDA
Margin
EV/ LTM
EBITDA
EV/ LTM
Revenue
6/21/2012 Senoh Corporation Mizuno Manufactures and sells hardware sports and exercise equipment $99.5 $120.8 NA NA NA 0.82x
6/13/2012 Cascade Helmets
Holdings
Bauer Performance Sports Designs, manufactures, and sells helmets and eyewear products for use in lacrosse and field hockey markets
$80.6 $21.9 $5.6 25.8% 14.3x 3.69x
4/3/2012 Raleigh Cycle Accell Group NV Designs, develops, manufactures, and sells bicycles $80.0 $255.3 NA NA NA 0.31x
3/18/2012 Adams Golf Taylor Made Golf Company Designs, assembles, and distributes golf clubs for various skill levels primarily in the United States and internationally
$70.4 $96.5 $7.3 7.6% 9.6x 0.73x
9/21/2011 Derby Cycle Pon Holding Germany GmbH Engages in the development, production, and sale of bicycles in
Germany and internationally
$285.0 $330.9 $27.7 8.4% 10.3x 0.86x
5/19/2011 Acushnet Company Fila Korea, Mirae Asset
Financial and others
Manufactures and markets golf balls, clubs, shoes, gloves, bags, outerwear, socks, and accessories
$1,225.0 $1,200.0 $121.7 10.1% 10.1x 1.02x
1/18/2011 Yes! Golf Adams Golf Manufactures and sells golf putters and accessories for professionals and amateur golfers
$1.5 $2.4 NA NA NA 0.63x
10/20/2010 Kasco Corporation Mamiya-OP Co. Provides golf equipment $28.4 $53.6 NA NA NA 0.53x
3/15/2010 Sports Supply Group Andell Holdings Manufacturers, markets, and distributes sporting goods equipment, physical education, and recreational and leisure products
$184.0 $256.5 $24.2 9.4% 7.6x 0.72x
1/13/2010 PBM Fitness Johnson Health Tech Engages in the design and manufacture of fitness equipment for various commercial facilities
$2.8 $0.5 NA NA NA NM
12/21/2009 Powabyke Metroelectric Designs, manufactures, and markets electrical bicycles, tricycles, and folders
$1.9 $1.0 NA NA NA 1.85x
7/15/2009 Iron Horse Bicycle
Company
Dorel Industries Inc. Manufactures and provides bicycles $5.2 $25.0 NA NA NA 0.21x
9/5/2008 Amer Sports Bulgaria Amer Sports Corp. Manufactures alpine and Nordic skis and snowboards $7.1 $7.1 NA NA NA 1.00x
8/25/2008 Skis Rossignol Chartreuse & Mont Blanc Designs and produces hard and soft goods for the winter and summer seasons
$50.8 $381.8 NA NA NA 0.13x
6/26/2008 PTI Sports Pacific Cycle, Inc. Engages in designing, manufacturing, and distributing bicycle parts, helmets, and other accessories
$28.1 $65.0 $5.0 7.7% 5.6x 0.43x
2/21/2008 Bauer Hockey Kohlberg & Company Designs, manufactures, and markets ice and roller hockey equipment, and fitness and recreational skates
$188.8 $160.0 NA NA NA 1.18x
Mean
11.5% 9.6x 0.94x
Source: Capital IQ
Median
8.9% 9.8x 0.73x

Valuation Analysis
Market Multiples Analysis – Selected Public Company/M&A Transaction Analysis Summary
Duff & Phelps analyzed a number of factors in comparing the Company to the selected public companies, including historical and forecasted growth in revenue and profits, profit margins and other characteristics that we deemed relevant.
Rather than applying the average or median multiple from the public company set, Duff & Phelps performed a thorough analysis of each public company and then selected multiples that reflect the Company’s size, growth outlook, profit margins, revenue mix, and other characteristics relative to the group.
The Company is significantly smaller in size on a revenue basis, has lower profit margins, and a lower earnings growth outlook than the median of the selected public companies.
Confidential
Selected Public Company / Transaction Analysis Summary
($ in thousands)
Enterprise Valuation Multiples Valuation Summary
Metric
Public Company
Median
Transaction
Median
Selected Multiple Range
Company
Performance
Enterprise Value Range
LTM EBITDA
1,2
5.7x - 12.1x 7.2x 9.8x 5.5x - 6.5x $11,629 $63,960 - $75,589
2013P EBITDA
2
4.4x - 8.4x 6.0x 4.5x - 5.5x $13,333 $59,999 - $73,332
LTM Sales
1 0.38x - 1.13x 0.62x 0.73x 0.45x - 0.55x $144,614 $65,076 - $79,538
Concluded Enterprise Value Range $63,000 - $76,250
Implied Enterprise Value Multiples
LTM Sales
1
$144,614 0.44x - 0.53x
LTM EBITDA
1,2
$11,629 5.4x - 6.6x
2012 EBITDA
2
$11,668 5.4x - 6.5x
2013 EBITDA
2
$13,333 4.7x - 5.7x
LTM EBIT
1,2
$7,034 9.0x - 10.8x
2012 EBIT
2
$6,970 9.0x - 10.9x
2013 EBIT
2
$8,020 7.9x - 9.5x
1
Latest twelve months as of June 30, 2012
2
Excludes public company costs
Public Company
Range

Valuation Analysis
Conclusion
Based on our discounted cash flow and market
multiples analyses, Duff & Phelps estimated the
enterprise value of the Company to range from $61.5
million to $72.5 million.
Duff & Phelps estimated the value of the common
equity per share in the range of $2.31 to $2.94 per
share.
Confidential
Valuation Conclusion
($ in thousands, except per share values)
Low Mid High
Enterprise Value
Discounted Cash Flow Analysis $59,750 $63,750 $68,500
Selected Public Company Analysis 63,000 69,625 76,250
Enterprise Value Conclusion (rounded) $61,500 $66,750 $72,500
Plus: Cash and Equivalents
1,2
2,687 2,687 2,687
Plus: Present Value of NOL Tax Shield 3,280 3,398 3,525
Plus: After-Tax Value of Excess Real Property
3
394 394 394
Less: Working Capital Deficiency (4,595) (4,595) (4,595)
Less: Debt
1,4
(21,286) (21,286) (21,286)
Less: Other long term liabilities
5
(1,412) (1,412) (1,412)
Less: PV of Settlement Payments
6
(362) (369) (375)
Aggregate Equity Value $40,206 $45,568 $51,439
Less: Value of Stock Options
7
(466) (598) (743)
Less: Value of Warrants
7
(166) (188) (213)
Common Equity Value $39,575 $44,782 $50,483
Shares Issued and Outstanding (000's) 17,143 17,143 17,143
Resulting Per Share Price $2.31 $2.61 $2.94
Proposed Transaction $2.55
Implied Multiples
LTM Sales
8
$144,614 0.43x 0.46x 0.50x
LTM EBITDA
8,9
$11,629 5.3x 5.7x 6.2x
2013 EBITDA
9
$13,333 4.6x 5.0x 5.4x
3-yr Average EBITDA
9
$8,697 7.1x 7.7x 8.3x
LTM EBITDA
8
$10,961 5.6x 6.1x 6.6x
2013 EBITDA $12,665 4.9x 5.3x 5.7x
8/12 Book Value $19,084 3.2x 3.5x 3.8x
LTM EPS
8,9
$0.14 16.9x 19.2x 21.6x
2012 EPS
9
$0.19 12.2x 13.8x 15.6x
1
Per Management provided August 31, 2012 balance sheet
2
Cash and equivalents of $4.0M less customer deposits of $1.3M
3
Appraised value of vacant land per appraisal dated December 9, 2011 less transaction costs of $50 thousand
4
Debt plus $114 thousand accrued interest as of August 31, 2012
5
Includes an interest rate swap liability of $1.0M and property TIF liability of $0.4M
6
Present value of remaing 78 monthly settlement payments of $12 thousand per month
7
Valued at intrinsic value assuming vesting at change in control
8
Latest twelve months as of June 30, 2012
9
Excludes public company costs

Appendix

Selected Public Company Analysis Appendix 1

Brunswick
Amer
Callaway
Johnson Health
Johnson Outdoors
Nautilus
Cybex
Escalade
Accell
Steelcase
Herman Miller
John Bean
Knoll
Standex
Cybex

Escalade
Johnson Health
Amer
Brunswick
Cybex
Johnson Outdoors
Nautilus
Callaway
Accell
Standex
Knoll
Herman Miller
John Bean
Cybex
Steelcase

DUFF & PHELPS

Tier 1 LTM Revenue
Brunswick $3,707
Amer $2,543
Callaway $893
Johnson Health $495
Johnson Outdoors $415
Nautilus $188
Cybex $145
Escalade $138
Accell NA
Tier 2 LTM Revenue
Steelcase $2,830
Herman Miller $1,716
John Bean $921
Knoll $880
Standex $635
Cybex $145
$0
$1,000
$2,000
$3,000
$4,000
Median Tier 1: $495
Median Tier 2: $921
Tier 1 LTM EBITDA Margin
Escalade 9.8%
Johnson Health 9.4%
Amer 8.6%
Brunswick 8.5%
Cybex 7.6%
Johnson Outdoors 7.4%
Nautilus 5.3%
Callaway 0.0%
Accell NA
Tier 2 LTM EBITDA Margin
Standex 11.8%
Knoll 11.3%
Herman Miller 10.1%
John Bean 8.9%
Cybex 7.6%
Steelcase 6.9%
-5%
0%
5%
10%
15%
Median Tier 1: 8.5%
Median Tier 2: 10.1%
LTM Performance versus Peers
Cybex LTM as of June 30, 2012 including public company costs
$ in millions
NA
NA
Confidential

Nautilus
Johnson Health
Amer
Johnson Outdoors
Escalade
Callaway
Brunswick
Cybex
Accell
Steelcase
Standex
Herman Miller
Cybex
Knoll
John Bean

Johnson Outdoors
Brunswick
Escalade
Callaway
Johnson Health
Cybex
Nautilus
Amer
Accell
Standex
Knoll
Herman Miller
John Bean
Steelcase
Cybex

DUFF & PHELPS

-4%
0%
4%
8%
12%
16%
Median Tier 1: 7.2%
Median Tier 2: 10.6%
-20%
-10%
0%
10%
20%
Median Tier 1: 5.0%
Median Tier 2: -4.7%
2Q Performance versus Peers
NA
NA
Cybex performance includes public company costs. Financial performance based on second calendar quarter for all peers.
Tier 1 2Q Rev. Growth
Nautilus 14.0%
Johnson Health 13.0%
Amer 12.1%
Johnson Outdoors 5.0%
Escalade 2.9%
Callaway 2.7%
Brunswick -2.7%
Cybex -5.4%
Accell NA
Tier 2 2Q Rev. Growth
Steelcase 5.6%
Standex 5.0%
Herman Miller -4.7%
Cybex -5.4%
Knoll -7.4%
John Bean -15.1%
Tier 1 2Q EBITDA Margin
Johnson Outdoors 13.6%
Brunswick 13.1%
Escalade 9.5%
Callaway 7.2%
Johnson Health 5.2%
Cybex 1.0%
Nautilus 0.4%
Amer -2.7%
Accell NA
Tier 2 2Q EBITDA Margin
Standex 13.0%
Knoll 11.3%
Herman Miller 10.6%
John Bean 9.2%
Steelcase 5.6%
Cybex 1.0%
Confidential

Callaway
Johnson Outdoors
Brunswick
Johnson Health
Escalade
Cybex
Amer
Nautilus
Accell
Herman Miller
Standex
Steelcase
Knoll
John Bean
Cybex

DUFF & PHELPS

-100%
-75%
-50%
-25%
0%
25%
50%
75%
100%
Median Tier 1: 4.7%
Median Tier 2: -2.3%
2Q Performance versus Peers
NA NM NM
Cybex performance includes public company costs. Financial performance based on second calendar quarter for all peers.
Tier 1 2Q EBITDA Growth
Callaway 94.3%
Johnson Outdoors 20.8%
Brunswick 4.7%
Johnson Health 2.3%
Escalade -2.4%
Cybex -87.0%
Amer NM
Nautilus NM
Accell NA
Tier 2 2Q EBITDA Growth
Herman Miller 7.2%
Standex 7.1%
Steelcase -2.3%
Knoll -11.5%
John Bean -16.2%
Cybex -87.0%
Confidential

Johnson Health
Amer
Nautilus
Cybex
Escalade
Johnson Outdoors
Callaway
Brunswick
Accell
Standex
Steelcase
Cybex
Herman Miller
John Bean
Knoll

Johnson Outdoors
Brunswick
Escalade
Callaway
Johnson Health
Nautilus
Amer
Cybex
Accell
Standex
Knoll
Herman Miller
John Bean
Steelcase
Cybex

DUFF & PHELPS

0%
2%
4%
6%
8%
10%
12%
14%
Median Tier 1: 10.0%
Median Tier 2: 9.6%
YTD Performance versus Peers
Cybex performance includes public company costs. Financial performance based on first two calendar quarters for all peers.
NA
NA
Tier 1 YTD Rev. Growth
Johnson Health 16.3%
Amer 10.3%
Nautilus 9.4%
Cybex 7.1%
Escalade 5.4%
Johnson Outdoors 2.4%
Callaway 1.2%
Brunswick -2.0%
Accell NA
Tier 2 YTD Rev. Growth
Standex 8.3%
Steelcase 8.2%
Cybex 7.1%
Herman Miller -4.2%
John Bean -7.7%
Knoll -9.1%
Tier 1 YTD EBITDA Margin
Johnson Outdoors 12.0%
Brunswick 11.3%
Escalade 10.7%
Callaway 10.0%
Johnson Health 5.1%
Nautilus 4.1%
Amer 3.5%
Cybex 3.3%
Accell NA
Tier 2 YTD EBITDA Margin
Standex 11.4%
Knoll 10.6%
Herman Miller 9.6%
John Bean 8.2%
Steelcase 5.5%
Cybex 3.3%
-15%
-10%
-5%
0%
5%
10%
15%
20%
Median Tier 1: 5.4%
Median Tier 2: -4.2%
Confidential

Callaway
Johnson Outdoors
Escalade
Brunswick
Johnson Health
Amer
Cybex
Nautilus
Accell
Standex
Herman Miller
Steelcase
John Bean
Knoll
Cybex

DUFF & PHELPS

-50%
-40%
-30%
-20%
-10%
0%
10%
20%
Median Tier 1: 3.7%
Median Tier 2: -6.4%
YTD Performance versus Peers
NA
Cybex performance includes public company costs. Financial performance based on first two calendar quarters for all peers.
Tier 1 YTD EBITDA Growt
Callaway 14.0%
Johnson Outdoors 9.4%
Escalade 8.5%
Brunswick -1.2%
Johnson Health -4.0%
Amer -10.2%
Cybex -46.6%
Nautilus NM
Accell NA
Tier 2 YTD EBITDA Growt
Standex 13.4%
Herman Miller -4.0%
Steelcase -6.4%
John Bean -13.6%
Knoll -18.1%
Cybex -46.6%
NM
Confidential

Johnson Health
Amer
Nautilus
Cybex
Brunswick
Callaway
Accell
Escalade
Johnson Outdoors
Standex
Herman Miller
Steelcase
Cybex
John Bean
Knoll

Johnson Health
Brunswick
Amer
Cybex
Accell
Nautilus
Callaway
Escalade
Johnson Outdoors
Standex
Knoll
Herman Miller
John Bean
Cybex
Steelcase

DUFF&PHELPS

-10%
-5%
0%
5%
10%
15%
20%
Median Tier 1: 5.1%
Median Tier 2: 3.7%
2012P Performance versus Peers
Cybex performance includes public company costs
NA
NA NA
NA NA
Tier 1 2012P Rev. Growth
Johnson Health 16.5%
Amer 7.2%
Nautilus 5.1%
Cybex 3.5%
Brunswick 2.2%
Callaway -4.1%
Accell NA
Escalade NA
Johnson Outdoors NA
Tier 2 2012P Rev. Growth
Standex 12.7%
Herman Miller 4.5%
Steelcase 3.7%
Cybex 3.5%
John Bean -0.4%
Knoll -3.1%
Tier 1 2012P EBITDA Margin
Johnson Health 10.9%
Brunswick 9.1%
Amer 8.6%
Cybex 7.6%
Accell 6.7%
Nautilus 6.0%
Callaway -1.6%
Escalade NA
Johnson Outdoors NA
Tier 2 2012P EBITDA Margin
Standex 12.1%
Knoll 11.4%
Herman Miller 10.3%
John Bean 9.7%
Cybex 7.6%
Steelcase 7.4%
-5%
0%
5%
10%
15%
Median Tier 1: 7.6%
Median Tier 2: 10.3%
Confidential

Nautilus
Johnson Health
Brunswick
Amer
Cybex
Callaway
Accell
Escalade
Johnson Outdoors
Standex
Steelcase
Herman Miller
John Bean
Knoll
Cybex

2012P Performance versus Peers
Cybex performance includes public company costs
NA NA NA NM
Tier 1 2012P EBITDA Growth
Nautilus 54.2%
Johnson Health 26.7%
Brunswick 8.5%
Amer 1.3%
Cybex -15.0%
Callaway NM
Accell NA
Escalade NA
Johnson Outdoors NA
Tier 2 2012P EBITDA Growth
Standex 15.8%
Steelcase 14.6%
Herman Miller 5.4%
John Bean 3.0%
Knoll -6.8%
Cybex -15.0%
-25%
0%
25%
50%
75%
Median Tier 1: 17.6%
Median Tier 2: 5.4%
Confidential

Cybex
Amer
Accell
Brunswick
Escalade
Johnson Health
Callaway
Johnson Outdoors
Nautilus
Cybex
John Bean
Knoll
Steelcase
Herman Miller
Standex

DUFF & PHELPS

Leverage versus Peers
Tier 1 Debt / EV
Cybex 54.6%
Amer 40.2%
Accell 37.8%
Brunswick 29.4%
Escalade 24.3%
Johnson Health 18.9%
Callaway 15.7%
Johnson Outdoors 6.4%
Nautilus 0.0%
Tier 2 Debt / EV
Cybex 54.6%
John Bean 31.2%
Knoll 24.7%
Steelcase 20.4%
Herman Miller 20.3%
Standex 8.6%
0%
10%
20%
30%
40%
50%
60%
Median Tier 1: 21.6%
Median Tier 2: 20.4%
Confidential 37

Premiums Paid Analysis Appendix 2

Premiums Paid Analysis
Premiums Paid Analysis
Confidential
Control Premium Analysis
Criteria 1-Day (%) 1-Week (%)
1-Month (%)
1-Day (%) 1-Week (%)
1-Month (%)
Cybex - Stock Price as of 10/08/2012 $1.34
Sporting and Recreational Goods Median 27.2 27.6 36.5 $1.70 $1.71 $1.83 9
Max 50.0 50.0 97.3
Min 9.5 10.2 27.6
US Companies with Enterprise Value between $25 & $100 mm Median 45.0 46.9 44.2 $1.94 $1.97 $1.93 62
Max 295.0 321.3 295.0
Min 9.5 8.2 7.1
US Companies with Enterprise Value between $25 & $1000 mm Median 34.9 37.2 37.6 $1.81 $1.84 $1.84 324
Max 295.0 321.3 295.0
Min 0.1 2.5 0.0
Related Party Take Private Transactions
Ownership Prior to Transaction between 0% to 25% Median 38.0 38.0 31.3 $1.85 $1.85 $1.76 23
Max 84.6 88.0 101.1
Min 4.4 7.4 7.1
Ownership Prior to Transaction between 25% to 50% Median 38.9 30.5 28.6
$1.86 $1.75 $1.72
9
Max 80.1 72.4 75.4
Min 16.5 10.7 10.3
Proposed Transaction $2.55 90.3 80.9 79.6
Note: Excludes negative premiums; deals over the prior 3 years
Source: Capital IQ
Stock Price Premium
Number of
Transactions
Implied Stock Price

Assumptions, Qualifications, and Limiting Conditions Appendix 3

Assumptions, Qualifications and Limiting Conditions
If issued, our Opinion letter will include assumptions, qualifications and limiting conditions similar to the following.  This is not meant to be a complete list of the assumptions, qualifications and limiting conditions which will be included in our Opinion letter, if rendered.
Assumptions and Reliance – In compiling financial projections and performing its analyses with respect to the Proposed Transaction, Duff
& Phelps:
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Management, and did not independently verify such information;
Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed
Transaction have been duly, validly and timely taken;
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;
Assumed that information supplied and representations made by Management are substantially accurate regarding the Company and the
Proposed Transaction and that there has been no material change therein;
Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;
Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps;
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.
To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps does not express any view or opinion in the Opinion including as to the reasonableness of such assumptions.
Confidential 41

Assumptions, Qualifications and Limiting Conditions
Qualifications – If issued, our Opinion will be qualified by the following:
Duff & Phelps has prepared the Opinion effective as of the date hereof. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.
Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger
Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed
Transaction or any other aspect of the Proposed Transaction.
Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Common Stock after announcement of the Proposed
Transaction. The Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s credit worthiness, tax advice, or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering the Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the
Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration to be received by the Public
Shareholders in the Proposed Transaction, or with respect to the fairness of any such compensation.
Confidential 42

Assumptions, Qualifications and Limiting Conditions
Limiting Conditions – If issued, the use of our Opinion will be strictly limited and will state:
The Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.
The Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction, (ii) does not address any transaction related to the Proposed Transaction, (iii) is not a recommendation as to how the
Special Committee, the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration to be received by the Public Shareholders is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the
Proposed Transaction is within a range suggested by certain financial analyses.  The decision as to whether to proceed with the Proposed
Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based.
The Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.
The Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated June 11, 2012 (the “Engagement Letter”).
The Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.
Confidential 43